UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Under the Securities Exchange Act of 1934

BLUE EAGLE LITHIUM INC.

(Exact name of registrant as specified in its charter)

Nevada	000-55588	35-2636271
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

2831 St. Rose Parkway, Suite 200, Henderson, NV	89052
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (702) 889 – 3369

N/A

  (Former name or former address, if changed since last report)

INFORMATION FILED PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about August 14, 2018, by Blue Eagle Lithium Inc. to the holders of record of shares of common stock, par value $0.0001 per share, of Blue Eagle Lithium Inc..

You are receiving this information statement in connection with the appointment of one new member to Blue Eagle Lithium Inc.’s Board of Directors resulting in a change in the majority of the board of directors.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED

IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

August 14, 2018

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being distributed on or about August 14, 2018, by Blue Eagle Lithium Inc.(the “Company”, “Blue Eagle”) to the holders of record of its shares of common stock as of the close of business on August 14, 2018. This Information Statement is provided to you for information purposes only in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1. Blue Eagle is not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action. This Information Statements is being provided solely for informational purposes and not in connection with a vote of the Blue Eagle Lithium Inc. shareholders.

You are receiving this Information Statement to inform the shareholders of Blue Eagle of a change in the majority of the Board effected pursuant to.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

YOU ARE NOT REQUIRED TO SEND BLUE EAGLE A PROXY.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of Blue Eagle’s shareholders of record as of August 14, 2018 (the “10-day Period”), Rami Tabet has agreed to a private sale of forty million shares of the common stock that he currently owns to Rupert Ireland. In connection with the closing of such sale, Mr. Tabet has agreed to resign as Blue Eagle’s director, chief executive officer, treasurer, and corporate secretary and to appoint Rupert Ireland to serve in those capacities. Mr. Ireland has agreed to serve in all of such positions.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for Blue Eagle’s Board of Directors has been furnished to Blue Eagle by such individual, and management assumes no responsibility for the accuracy, completeness or fairness of any of that information. To Blue Eagle’s knowledge, there are no arrangements or understandings Mr. Tabet and Rupert Ireland and their associates with respect to the election of directors or other matters.

In connection with the Purchase Agreement, on the Purchase Date, Blue Eagle’s sole director, Rami Tabet, resigned and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, appointed Rupert Ireland as the new sole director of Blue Eagle prior to tendering his resignation as a director. Rule 14f-1 provides that Mr. Ireland will become a director 10 days after the filing of this Information Statement with the Commission and its delivery to Blue Eagle’s shareholders, and will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of Blue Eagle’s knowledge, Mr. Ireland does not hold any position with Blue Eagle, other than president, chief executive officer, chief financial officer, treasurer, and corporate secretary, and has not been involved in any transactions with Blue Eagle or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Blue Eagle ’s knowledge, Mr. Ireland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past five years, and has not been subject to a finding of any violation of federal or state securities laws.

Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange

Commission and transmitted to the shareholders of Blue Eagle, Mr. Ireland will become the sole director of Blue Eagle.

Information Regarding the Company

Please read this Information Statement carefully. It provides certain general information about Blue Eagle and its executive officers and sole director prior to and subsequent to the conclusion of the 10-day Period. All of Blue Eagle’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information from the Public Reference Room by calling the SEC at 1800-SEC-0330 or by visiting the Commission’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

Blue Eagle’s authorized capital stock consists of 200,000,000 shares of common stock at a par value of $0.0001 per share. As of the Record Date, 75,000,000 shares of common stock were issued and outstanding and nil shares of common stock were reserved for options, warrants or other commitments. All of the issued shares have been validly issued and are fully paid and non-assessable.

Holders of Blue Eagle’s common stock are entitled to one vote for each share on all matters to be voted on by shareholders. Holders of Blue Eagle’s common stock have no cumulative voting rights. The shareholders are entitled to share rateably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of Blue Eagle’s common stock have no pre-emptive rights to purchase more Blue Eagle common stock. There are no conversion rights or sinking fund provisions for the common stock.

Principal Stockholders and Holdings of Management

(a) Security Ownership of Certain Beneficial Owners (more than 5%)

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
common stock	Rupert Ireland 1515 7th Street, Suite 59 Santa Monica, CA 90401	40,000,000	53.3%

[1]	The listed beneficial owner has no right to acquire any shares within 60 days of the date of this filing from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.
[2]	Based on 75,000,000 shares of common stock issued and outstanding as of August 13, 2018.

(b) Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class [1]
common stock	Rupert Ireland 1515 7th Street, Suite 59 Santa Monica, CA 90401	40,000,000	53.3%

common stock	Rami Tabet 38 Street, New Sehaile Beirut, Lebanon	Nil	0%

common stock	Directors and Executive Officers (as a group)	Nil	53.3%

[1] Based on 75,000,000 shares of common stock issued and outstanding as of August 13, 2018.

Schedule 14f-1 Blue Eagle Lithium Inc.. Page 3

Change of Control

On August 14, 2018 the parties entered into the Purchase Agreement and pursuant thereto Rupert Ireland purchased and Mr. Tabet sold an aggregate of forty million previously issued and outstanding shares of Blue Eagle’s restricted common stock, equal to 53.3% of the issued and outstanding capital stock of Blue Eagle for the aggregate purchase price of $100,000.00. Mr. Tabet agreed to resign and Mr. Ireland was appointed as Blue Eagle’s sole officer and director in conjunction with the share purchase transaction.

DIRECTORS AND EXECUTIVE OFFICERS

Each director of Blue Eagle holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Blue Eagle’s current management team is listed below.

Officer’s Name	Title
Rupert Ireland	Director, President, CEO, CFO, Treasurer, and Corporate Secretary

Rami Tabet	Director

Rupert Ireland, age 40, has acted as our chief financial officer and a director since May 4, 2018. He has held a position at the private equity and merchant banking alliance Gladstone Global from 2016 to 2017. Mr. Ireland was part of the takeover of a publicly-listed US Oil and Gas Firm, having become its CEO in 2014. Mr. Ireland served as the Head of Trading at CARAX, a brokerage firm that focuses on high volume execution in cash equities and derivatives trading from 2010 to 2014 in the international offices of CARAX. From 2009 to 2010, Mr. Ireland was a sales trader at the brokerage firm, OCM Capital Markets. Mr. Ireland began his career in the financial services industry in 2003 by working in the marketing and public relations department of City Index, a brokerage firm that offers online financial spread betting, foreign exchange and Contract for Difference (CFD) trading. Mr. Ireland later joined the equities trading desk of City Index, where he traded oil and gas futures and CFDs. Mr. Ireland received his bachelor’s degree in business from the University of Newcastle.

Rami Tabet, age 30, has acted as our president, officer and a director since January 31, 2012. He has attended College Saint-Joseph Beirut, Hostos College New York, and the American University of Beirut. Mr. Tabet also holds a Master of Business Administration from the Lebanese-Canadian University of Beirut. From January 2011 to December 2012, Mr. Tabet acted as assistant manager with Omnipharma Sal, an importer and distributor of pharmaceutical products that is based in Beirut, Lebanon. Since January 2012, he has been employed as an independent business consultant that specializes in raising mezzanine financing for his clients.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Blue Eagle has paid no compensation to its named executive officers during its fiscal year ended April 30, 2018.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	NonEquity Incentive Plan ($) (g)	Non- qualified Deferred Compen- sation Earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
Rupert Ireland	2018	nil	nil	nil	nil	nil	nil	nil	nil
Treasurer, Secretary and CFO	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
May 2018 - present	2016	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Rami Tabet	2018	nil	nil	nil	nil	nil	nil	nil	nil
President, CEO and CFO	2017	nil	nil	nil	nil	nil	nil	nil	nil
January 2012– August 2018	2016	nil	nil	nil	nil	nil	nil	nil	nil

Schedule 14f-1 Blue Eagle Lithium Inc.. Page 4

Since Blue Eagle’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, Blue Eagle does not have an employment agreement with Rami Tabet. However, Blue Eagle reimburses Mr. Tabet for all reasonable expenses incurred by Mr. Tabet while acting as the sole director and officer of Blue Eagle.

There are no employment agreements between Blue Eagle and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Blue Eagle or from a change in a named executive officer’s responsibilities following a change in control

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions with Related Persons

Since the beginning of Blue Eagle’s last fiscal year, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Blue Eagle was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Blue Eagle’s total assets at year-end for the last three completed fiscal years.

Rupert Ireland and Rami Tabet have been promoters of Blue Eagle’s business, but neither of these promoters have received anything of value from Blue Eagle nor is any person entitled to receive anything of value from Blue Eagle for services provided as a promoter of the business of Blue Eagle.

(b) Review, Approval or Ratification of Transactions with Related Persons.

Blue Eagle does not have any policies and procedures for the review, approval, or ratification of any transactions with related persons that are required to be reported this Item.

(c) Compliance with Section 16(a) of the Exchange Act.

Section 16(a) of the Security Exchange Act of 1934 requires directors, executive officers and 10% or greater shareholders of Blue Eagle to file with the Securities and Exchange Commission initial reports of ownership (Form 3) and reports of changes in ownership of equity securities of the Company (Form 4 and Form 5) and to provide copies of all such Forms as filed to Blue Eagle. Based solely on Blue Eagle’s review of the copies of these forms received by it or representations from certain reporting persons, management believes that SEC beneficial ownership reporting requirements for fiscal 2018 were met, with the exception that Rami Tabet failed to file a Form 3 – Initial Statement of Beneficial Ownership of Securities and a Form 5 - Annual Statement of Changes in Beneficial Ownership of Securities.

(d) Audit Committee Financial Expert

Blue Eagle has no financial expert. Management believes the cost related to retaining a financial expert at this time is prohibitive. Blue Eagle’s Board of Directors has determined that it does not presently need an audit committee financial expert on the Board of Directors to carry out the duties of the Audit Committee. Blue Eagle’s Board of Directors has determined that the cost of hiring a financial expert to act as a director of Blue Eagle and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

Schedule 14f-1 Blue Eagle Lithium Inc.. Page 5

(e) Identification of Audit Committee

Blue Eagle does not have a separately-designated standing audit committee. Rather, Blue Eagle’s entire board of directors perform the required functions of an audit committee. Currently, Rami Tabet and Rupert Ireland are the only members of Blue Eagle’s audit committee, but they do not meet Blue Eagle’s independent requirements for an audit committee member. See “Item 12. (c) Director independence” below for more information on independence.

Blue Eagle’s audit committee is responsible for: (1) selection and oversight of Blue Eagle’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by Blue Eagle’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditor and any outside advisors engaged by the audit committee.

As of April 30, 2018, Blue Eagle did not have a written audit committee charter or similar document.

(f) Board Leadership Structure and Role in Risk Oversight

Blue Eagle’s chairman of the board is currently Rupert Ireland. Pursuant to Blue Eagle’s By-Laws the chairman of the board will preside at all meetings of directors and shareholders, and will be responsible to ensure that all orders and resolutions of the Board of Directors are carried into effect.

The Board of Directors is responsible for overseeing the overall risk management process. Risk management is considered a strategic activity within Blue Eagle and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of Blue Eagle’s Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

(g) Director independence

Blue Eagle’s board of directors currently consists of Rami Tabet and Rupert Ireland. Pursuant to Item 407(a)(1)(ii) of Regulation S-K of the Securities Act, Blue Eagle’s board of directors has adopted the definition of “independent director” as set forth in Rule 4200(a)(15) of the NASDAQ Manual. In summary, an “independent director” means a person other than an executive officer or employee of Blue Eagle or any other individual having a relationship which, in the opinion of Blue Eagle ’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and includes any director who accepted any compensation from Blue Eagle in excess of $200,000 during any period of 12 consecutive months with the three past fiscal years. Also, the ownership of Blue Eagle’s stock will not preclude a director from being independent.

In applying this definition, Blue Eagle’s board of directors has determined that Mr. Tabet and Mr. Ireland do not qualify as an “independent director” pursuant to the same rule.

As of the date of the report, Blue Eagle did not maintain a separately designated compensation or nominating committee.

Blue Eagle has also adopted this definition for the independence of the members of its audit committee. Rami Tabet and Rupert Ireland are the member of Blue Eagle’s audit committee as a result of being the directors. Blue Eagle’s board of directors has determined that Mr. Tabet and Mr. Ireland are not “independent” for purposes of Rule 4200(a)(15) of the NASDAQ Manual, applicable to audit, compensation and nominating committee members, and is “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act.

(h) Meeting of Directors

There were no meetings of the Board of Directors during the last full fiscal year, and all actions taken by the Board of Directors were taken by consent resolution.

Schedule 14f-1 Blue Eagle Lithium Inc.. Page 6

(i) No Nominating Committee

Blue Eagle does not have a standing nominating committee nor a nomination committee charter. The Board of Directors is responsible for identifying new candidates for nomination to the Board. Blue Eagle has not adopted a policy that permits shareholders to recommend candidates for election as directors or a process for shareholders to send communications to the Board of Directors.

(j) No Compensation Committee

Blue Eagle does not have a standing compensation committee nor a compensation committee charter. The functions of a compensation committee are currently assumed by the Board of Directors.

(k) Shareholder Communications

Blue Eagle has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to Blue Eagle at the address and telephone number set out on the cover page to this information statement.

Schedule 14f-1 Blue Eagle Lithium Inc.. Page 7

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Blue Eagle Lithium Inc.. caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 16, 2018

BLUE EAGLE LITHIUM INC..

By:	/s/ Rupert Ireland
Rupert Ireland
Chief Financial Officer

Schedule 14f-1 Blue Eagle Lithium Inc.. Page 8